Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com
September 18, 2006
VIA EDGAR AND HAND DELIVERY
Ms. Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	NNN Healthcare/Office REIT, Inc. Registration Statement on Form S-11/A Amended on September 12, 2006 File No. 333-133652
Dear Ms. Wolff:
     This letter sets forth the responses of our client, NNN Healthcare/Office REIT, Inc. (the “Issuer”), to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated September 15, 2006 regarding Amendment No. 6 to the Issuer’s registration statement on Form S-11, filed with the Commission on September 12, 2006, and the prospectus it contains. For your convenience, we have set forth below the Staff’s comment followed by the Issuer’s response.
Cover Page
1. Comment: We note your new disclosure that no selling commission will be charged (and the price will be correspondingly reduced) for sales of shares in the primary offering in the event that the investor has engaged the services of a registered investment advisor or other financial advisor, paid on a fee-for-services basis by the investor. Please revise the footnote to the pricing table to include this category of persons who will receive shares at a reduced price as well as a category for purchases at volume discounts.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Elaine Wolff
September 18, 2006

2. Response: The Issuer will include the requested disclosure on the cover page of the final prospectus to be filed by the Issuer pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The revised cover page is attached hereto as Appendix A.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7364.

Sincerely,
/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Scott D. Peters Andrea R. Biller Rosemarie A. Thurston

APPENDIX A

Maximum Offering of $2,200,000,000
Minimum Offering of $2,000,000
     We are a recently formed company that intends to invest in a diversified portfolio of medical office buildings, healthcare-related facilities and quality commercial office properties. We may also invest up to 15% of our total assets in real estate related securities. We are externally managed by NNN Healthcare/ Office REIT Advisor, LLC, our advisor, which is an affiliate of ours. We intend to qualify as a real estate investment trust, or REIT, for federal income tax purposes beginning with our taxable year ending December 31, 2006.
     We are offering to the public up to $2,000,000,000 in shares of our common stock in our primary offering for $10.00 per share and $200,000,000 in shares of our common stock to be issued pursuant to our distribution reinvestment plan for $9.50 per share during our primary offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan.
       This investment involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 15 to read about risks you should consider before buying shares in our common stock. These risks include:

•	No public market exists for our shares. Our shares cannot be readily sold and there are significant restrictions on the ownership, transferability and redemption of our shares. If you are able to sell your shares, you would likely have to sell them at a substantial discount.

•	This is considered a blind pool offering because we do not currently own any properties or securities and have not identified any properties or securities to acquire with the proceeds from this offering. As a result, you will not have the opportunity to review our investments prior to purchasing shares.

•	The amount of distributions we may pay, if any, is uncertain. Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment in us and you may lose money.

•	We may incur debt up to 300% of our net assets, or more if such excess is approved by a majority of our independent directors, which could lead to an inability to pay distributions to our stockholders.

•	We may be required to borrow money, sell assets or issue new securities for cash to pay our distributions.

•	Distributions payable to our stockholders may include a return of capital.

•	We rely on our advisor and its affiliates for our day-to-day operations and the selection of our investments. We will pay substantial fees to our advisor and its affiliates for these services and the agreements governing these fees were not negotiated at arm’s-length.

•	Some of our officers and one of our directors are officers of our advisor and our sponsor, which manages our advisor. Some of the owners of our sponsor are owners of our property manager and dealer manager. As a result, our sponsor and its affiliates will face conflicts of interest, including significant conflicts in allocating time among us and similar programs sponsored by our sponsor.

•	If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.
     Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities, passed on or endorsed the merits of this offering or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The use of projections or forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the cash benefits or tax consequences you will receive from an investment in our shares of our common stock is prohibited.

			Marketing Support Fee
			($.25) and Due
			Diligence Expense	Net Proceeds
	Price to Public*	Selling Commissions*	Reimbursement ($.05)*	(Before Expenses)

Primary Offering
Per Share	$10.00	$0.70	$0.30	$9.00
Total Minimum	2,000,000	140,000	60,000	1,800,000
Total Maximum	$2,000,000,000	$140,000,000	$60,000,000	$1,800,000,000

Distribution Reinvestment Plan
Per Share	$9.50	$—	$—	$9.50
Total Maximum	$200,000,000	$—	$—	$200,000,000

*	The selling commissions and all or a portion of the marketing support fee will not be charged with regard to shares sold in our primary offering to or for the account of our directors and officers, our affiliates and certain persons affiliated with broker-dealers participating in the primary offering. Selling commission will not be charged for shares sold in the primary offering to investors that have engaged the services of a financial advisor paid on a fee-for-service basis by the investor. Selling commissions will be reduced in connection with sales of certain minimum numbers of shares. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price. See “Plan of Distribution.”
     Our shares will be offered to investors on a best efforts basis through NNN Capital Corp., our affiliate and an affiliate of our advisor and the dealer manager for this offering. The minimum permitted purchase is $1,000. We will not sell any shares unless we raise a minimum of $2,000,000 of subscription proceeds.
     Prior to the time we sell at least $2,000,000 in shares of our common stock, your subscription payments will be placed in an account held by our escrow agent, Trust Company of America, and will be held in trust for your benefit, until the minimum offering of $2,000,000 in shares of our common stock is achieved. If we are not able to sell at least $2,000,000 in shares of our common stock by September 20, 2007, which is one year from the date of this prospectus, your funds in the escrow account, including interest, will be promptly returned to you, and we will terminate this offering. This offering will terminate no later than September 20, 2008.
The date of this prospectus is September 20, 2006.